LEAD INVESTOR



Joshua Sid Siddiqui

Michael and the Cityzenith Team have created something extraordinary with their Smart World Pro technology. I sincerely believe that they will emerge as the Gold Standard in the industry. The platform is not only visually stunning but the potential for additional applications is almost limitless. Cityzenith will help to reduce the carbon footprint and unnecessary wasted expenditure. I am very excited about the future of Cityzenith and the positive impact it will have.

Invested $50,000 this round & $2,000,000 previously